PROCOPIO

12544 High Bluff Drive
Suite 400
San Diego, CA 92130

T. 858.720.6300
F. 619.235.0398

Christopher Tinen

P. 858.720.6320

christopher.tinen@procopio.com

DEL MAR HEIGHTS

Las Vegas

ORANGE COUNTY

PHOENIX

SAN DIEGO

ILICON VALLEY

October 26, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Cara Wirth
Lilyana Peyser

Re:	My Racehorse CA LLC Offering Statement on Form 1-A Post-qualification Amendment No. 17 Filed October 13, 2020 File No. 024-10896

Ladies and Gentlemen:

On behalf of our client, My Racehorse CA LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 23, 2020, relating to the Company’s Post-Qualification Amendment No. 17 to Offering Statement on Form 1-A (File No. 024-10896) filed with the Commission on October 13, 2020 (“Post-Qualification Amendment No. 17”). We are concurrently filing via EDGAR this letter and the Company’s Post-Qualification Amendment No. 18 to Offering Statement on Form 1-A (File No. 024-10896) (“Post-Qualification Amendment No. 18”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to Post-Qualification Amendment No. 17 filed on October 13, 2020), or as otherwise specifically indicated, all page references herein correspond to the page of Post-Qualification Amendment No. 18.

Post Qualification Amendment No. 17

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 46

1.	It appears that, when you revised this section to include information for the periods ended June 30, 2020 and 2019, you deleted information for the fiscal years ended December 31, 2019 and 2018. Please revise this section to include such disclosure. Refer to Item 9 of Form 1-A.

In response to the Staff’s comment, the Company has revised its disclosures in the Management’s Discussion and Analysis of Financial Condition and Results of Operation section to include information for the fiscal years ended December 31, 2019 and 2018 as required by Item 9 of Form 1-A.

Page Two

General

2.	Please supplementally confirm that, to the extent there are Kickers under series co-ownership agreements discussed in future filings, you will describe the term "Kicker" in a manner similar to how it is used in the associated campaign page.

In response to the Staff’s comment, the Company supplementally confirms to the Staff that, to the extent there are Kickers under series co-ownership agreements discussed in future filings, the Company will describe the term "Kicker" in a manner similar to how it is used in the associated campaign page.

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Please direct any questions regarding the Company’s responses or Post-Qualification Amendment No. 18 to the Offering Statement to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/Christopher L. Tinen, Esq.
Christopher L. Tinen, Esq.

cc:       Michael Behrens, My Racehorse CA LLC